Contact

www.linkedin.com/in/david-galownia-9202211 (LinkedIn)
www.yslingshot.com (Company)

David Galownia

CEO at Slingshot
Louisville, Kentucky, United States

Summary

President/CEO @ Slingshot - For Big Kids & Daredevils
Software & App Development Since 2005
CTO @ P3 Technology - Case management software for the Patient Services Industry

Experience

Slingshot
President/CEO
December 2004 - Present (18 years 10 months)

P3 Technology, LLC
Chief Technology Officer
October 2019 - Present (4 years)
Louisville, Kentucky, United States

C2 Keep
Chief Technology Officer
March 2021 - Present (2 years 7 months)
Louisville, Kentucky, United States

University of Louisville College of Business
System Analyst
August 2003 - May 2004 (10 months)

Helped satisfy and advise on information technology needs for the College of Business

Education

University of Louisville
Bachelors, Computer Information Systems · (2002 - 2004)